November 10, 2005



Mail Stop 6010



Leonard Osser
Chief Financial Officer
Milestone Scientific Inc.
220 South Orange Avenue
Livingston, New Jersey 07039

Re:	Milestone Scientific Inc.
	Amendment No. 2 to Registration Statement on Form S-3
	Filed November 1, 2005
	         File No. 333-127728
Dear Mr. Osser:
      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should
revise your document in response to these comments.  If you
disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation.  In some of our comments, we may ask
you to provide us with information so we may better understand your
disclosure.  After reviewing this information, we may raise
additional comments.
      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.  Feel free to call us at the telephone numbers listed at
the end of this letter.
General
1. We note that in response to our comment 1 from our letter dated October 12, 2005 you have removed the reference to warrants from the
prospectus. Shares removed from the prospectus disclosure should also be removed from the fee table to the registration statement.
2. We note your response to our comment 2 regarding your analysis of
whether the transaction where you replace the warrant certificates is
subject to the rules governing exchange offers. Please provide a detailed analysis of whether your exchange of "non-public warrants`
for "publicly traded warrants" will be a tender offer requiring compliance with applicable rules; and please explain in detail the mechanics of this proposed transaction.
3. Please provide a factual analysis supporting your conclusion for
the response to our fourth bullet point of comment 2, regarding whether the holders have offered their shares in violation of section
5.
	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and
responses
to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the
disclosures they have made.
      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request,
acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your
filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the
fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act of 1933 and the
Securities
Exchange Act of 1934 as they relate to the proposed public
offering
of the securities specified in the above registration statement.
We
will act on the request and, pursuant to delegated authority, grant
acceleration of the effective date.
      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      If you have any questions please contact Jay Mumford at
(202)
551-3637 or me at (202) 551-3617 with any other questions.
      Sincerely,




								Russell Mancuso
								Branch Chief

cc:	Stephen A. Zelnick, Esq.